FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of April, 2008

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)





                      GRUPO FINANCIERO HSBC, S.A. DE C.V.
               FIRST QUARTER 2008 FINANCIAL RESULTS^ - HIGHLIGHTS

- Net income for the first quarter of 2008 was MXN2,207 million, up MXN796 million, or 56.4 per cent, compared with MXN1,411 million for the same period in 2007.

- Total operating income (excluding loan impairment charges)* for the first quarter of 2008 was MXN9,638, up MXN1,567 million, or 19.4 per cent compared with MXN8,071 million for the same period in 2007.

- Net loans and advances to customers were MXN191.4 billion at 31 March 2008, up MXN28.4 billion, or 17.5 per cent, compared with MXN162.9 billion at 31 March 2007.

- Total customer demand and time deposits were MXN259.0 billion at 31 March 2008, up MXN44.7 billion, or 20.9 per cent, compared with MXN214.3 billion at 31 March 2007.

- Cost efficiency ratio* improved to 54.0 per cent for the first quarter of 2008, compared with 59.8 per cent for the same period in 2007.

- Return on equity was 23.4 per cent for the first quarter of 2008 compared with 16.5 per cent for the same period in 2007.

HSBC Mexico S.A. (the bank) is Grupo Financiero HSBC, S.A. de C.V.'s (HSBC) primary subsidiary company and is subject to supervision by the Mexican Banking and Securities Commission. The bank is required to file periodic financial information on a quarterly basis (in this case for the quarter ended 31March
2008) and this information is publicly available. Given that this information is available in the public domain, Grupo Financiero HSBC, S.A. de C.V. has elected to file this release.

^ Results are prepared in accordance with Mexican GAAP (Generally Accepted Accounting Principles). Beginning January 1, 2008, in accordance with Financial Information Standard B-10, "Effects of Inflation", the effects of inflation in financial statements shall no longer be recognized. This is due to the change from an inflationary to a non-inflationary economic environment. The comparative figures of the financial statements of periods prior to 2008 are expressed in monetary units with purchasing power at December 31, 2007.

Grupo Financiero HSBC, S.A. de C.V. is a 99.99 per cent directly owned subsidiary of HSBC Holdings plc (HSBC Group).

Commentary by Paul Thurston, CEO of Grupo Financiero HSBC:

"Grupo Financiero HSBC continued to build our business in Mexico in the first quarter of 2008, increasing our customer base, growing our business volumes, and investing for future growth. Net income of MXN2,207 million was up 56.4 per cent on the same period in 2007.

"Our aim is to become the leading financial services company in Mexico, and we are working hard to strengthen our customer service platform, improve our operating efficiency and manage our portfolio more effectively. Sustainable growth of our business will benefit our customers, employees, shareholders and the local community, and contribute to the development of the Mexican economy.

"By March 31, 2008, our customer base had increased by more than 1.1 million customer accounts year-on-year, through growth in the number of Premier customers and the continued success of the Tu Cuenta packaged product. Customer deposits grew by more than 20 per cent year on year. We are also increasing cross sales in key customer segments, and growing our insurance premium income by leveraging our bancassurance model to provide insurance solutions to more existing and potential customers.

"We continued to invest in growing our consumer and commercial credit businesses. Compared to the same period in 2007, credit card balances increased 61 per cent year-on-year to MXN28.3 billion while personal loan and payroll loan balances increased by 48.1 per cent, to MXN8.2 billion. In our commercial business, the commercial portfolio grew by 13.0 per cent to MXN71.3 billion.

"Through continuing to attract new customers, and strengthening our relationships with existing customers, revenues continued to grow strongly, up
19.4 per cent compared to the same period in 2007. This allowed us to absorb the related increase in loan impairment charges, which are a consequence of the investment we are making in building our loan portfolios.

"We continue to invest in building our business organically and improving our business platform. In the past 12 months, we have installed 373 additional ATMs and we are making significant investments to improve the technological infrastructure. We are also investing in streamlining our processes and modernising our branches, which will allow us to increase capacity and improve customer service. Revenue growth exceeded cost growth, which improved the cost efficiency ratio to 54.0 per cent compared to 59.8 per cent in the first quarter of 2007.

"Our net income was positively impacted by the receipt of the proceeds of the sale of stock in Visa Inc, resulting from that company's IPO, and this has supported further investment in our business.

"In the area of corporate responsibility, I am pleased to report that in March 2008 HSBC Mexico was awarded, for the third consecutive year, the "Socially Responsible Company" certification by the Mexican Philanthropy Centre (CEMEFI) and Aliarse. The Certification was granted to HSBC Mexico after a lengthy due diligence process, where HSBC Mexico had to document its commitment to the highest standards of social responsibility in the areas of quality of life within the company, business ethics, community involvement and conservation of the environment."

Overview

Grupo Financiero HSBC's net income for the first quarter of 2008 was MXN2,207 million, MXN796 million higher than the net income recorded during the same period in 2007.

The Bank's results continue to show solid performance across a range of product lines. Net interest income, fees and trading income reflected continued growth during the first quarter of 2008. The significant contribution of our subsidiaries, particularly HSBC Seguros, added to the results of the Bank.

Net interest income^ increased by MXN1,010 million to MXN6,251 million in the first quarter of 2008, which represents a 19.3 per cent increase on the same period in 2007. This increase was driven by expansion of both the consumer and commercial loan portfolios, and growth in time deposits.

Net fee income was MXN2,932 million in the first quarter of 2008, an increase of
17.5 per cent compared with the same period in 2007. Increased fee income from credit cards, trade services, membership programmes, investment funds, card acquiring and ATMs contributed to this performance.

Trading income was MXN455 million for the first quarter of 2008, which represented a 36.2 per cent increase over the same period in 2007, with particularly strong results achieved in retail foreign exchange business and balance sheet management.

Administrative expenses were MXN5,202 million in the first quarter of 2008, an increase of 7.8 per cent compared with the same period of 2007, which reflects a combination of continued investment with benefits from productivity improvements and effective expense control. Personnel expenses rose in line with our business growth investment strategy. Other operating expenses increased as a result of promotion costs of the Tu Cuenta packaged product and investments to strengthen the technological infrastructure. The cost efficiency ratio* has reduced by 5.8 percentage points to 54.0 per cent, with revenue growth exceeding expense growth.

Other income increased MXN1,083 million to MXN1,438 million in the first quarter of 2008 compared with the same period in 2007. This growth is primarily due to extraordinary income received from the sale of VISA Inc. stock, as a result of the company's global Initial Public Offering.

Loan impairment charges increased by MXN1,355 million to MXN2,798 million in the first quarter of 2008 compared with the same period in 2007. The relatively high requirement for impairment charges is due to a large extent to increased reserves for credit cards, which is the result of the significant investment by HSBC in increasing its market share, as well as higher delinquencies in personal and auto loans. The annual increase in loan impairment charges is consistent with the market trend and reflects the Group's organic growth strategy.

Regular reviews are undertaken to improve the quality of new business, and ensure close control of customer acquisition channels, based on underwriting experience, and to improve collection strategies. HSBC's allowance for loan losses as a percentage of impaired loans was 134.0 per cent at 31 March 2008, compared to 141.6 per cent for the same period in 2007.

A dividend of MXN4,350 million was declared during the first quarter of 2008 (MXN3,500 million paid by the Bank and MXN850 million paid by HSBC Seguros). The Bank's capital ratio at March 31, 2008 of 13.0 per cent is above the applicable regulatory requirements.

Business highlights

Personal Financial Services (PFS) increased its new-to-bank customers and leveraged its customer relationship management capabilities to drive consumer loan growth. During the first quarter of 2008, credit card portfolio balances have increased 61.0 per cent and our cards base has grown by almost 237,000 new credit card accounts compared with the same period last year. This translated into an increase in market share of almost 280 basis points compared with last year(1) reflecting the Group's organic portfolio growth strategy. Personal and payroll loans were other areas in which strong increases were observed in the first quarter of 2008.

Collection activities have been strengthened in line with the increase in the delinquency level of consumer loans. Card acquisition continues to be carefully controlled.

Net interest income recorded a positive increase as a result of larger volumes of consumer loans, particularly credit cards. Increased cross-sales in the branch network meant greater income for HSBC Seguros, which increased its premiums by 17.9 per cent in the first quarter of 2008 compared with the same period in 2007.

Commercial Banking (CMB) in Mexico continues to leverage its two-pronged strategy to become the leading international business bank and the best bank for small businesses. Lending balances were 14.5 per cent higher than in the first quarter of 2007, due mainly to strong growth in international trade volumes, local and global CMB customers, complemented by the good performance recorded in factoring, the real estate project segment and deposits. Organic growth in the small business segment led to higher delinquency; however, products with significant credit losses have been restructured or discontinued.

Driven by HSBC Group's broad geographic presence and enhanced product capabilities, our trade services market share increased by 5.3 percentage points year-on-year, to reach 18.4 per cent(2). The strong performance recorded during the first quarter of 2008 was achieved through the bank being one of the first providers of factoring services in the market and with the launch of new applications for an electronic account opening service.

Global Banking and Markets continues its strategy to join up its business across the American region and the Global network by connecting regional customers to other countries in the HSBC Group. Through the Group's global network, we are enabling major Mexican companies to access the international capital markets and we can offer complex financial solutions, as part of the Group's emerging market-led, financing focused global banking and markets strategy.

Increased income from trade services and an increase activity in project finance resulted from HSBC's strategic investments in new transactional infrastructure and growth in its local and global distribution capabilities, as well as a growing penetration in Mexico's corporate market.

Despite an extremely volatile market environment worldwide throughout 2008, Mexican financial markets have remained well anchored. Nevertheless Global Markets has performed well, mainly driven by tactical portfolio investments as well as strong cross selling to our Institutional and Corporate client base.

About HSBC

Grupo Financiero HSBC, S.A. de C.V. is Mexico's fourth largest banking and financial services institution with 1,359 branches, 5,855 ATMs, approximately
9.0 million customer accounts and more than 22,000 employees. For more information, consult our website at www.hsbc.com.mx.

Grupo Financiero HSBC, S.A. de C.V. is a 99.99 per cent directly owned subsidiary of HSBC Holdings plc. Headquartered in London, UK, the HSBC Group serves over 125 million customers worldwide through 10,000 offices in 83 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,354 billion at 31 December 2007, HSBC is one of the world's largest banking and financial services organisations. With listings on the London, Hong Kong, New York, Paris and Bermuda stock exchanges, shares in HSBC Holdings plc are held by about 200,000 shareholders in over 100 countries and territories. HSBC is marketed worldwide as 'the world's local bank''.

Consolidated Balance Sheet

Figures in MXN               GROUP                             BANK
millions
                      31Mar08      31Mar07             31Mar08      31Mar07


Assets

Cash and deposits
  in banks             53,961       55,919              53,961       55,918

Investment in
  securities           64,293       54,705              62,971       53,594
 Trading securities    30,874       18,317              29,939       17,206
 Available-for-sale
   securities          29,469       32,366              29,082       32,366
 Held to maturity
   securities           3,950        4,022               3,950        4,022

Securities and
  derivative
  operations           16,045          194              16,043          189
 Repurchase
   agreements              47           89                  45           84
 Derivative
   transactions        15,998          105              15,998          105

Performing loans
 Commercial loans      71,358       63,165              71,358       63,165
 Loans to financial
   intermediaries      13,595        6,264              13,595        6,264
 Consumer loans        48,449       39,149              48,449       39,149
 Mortgage loans        18,978       18,914              18,978       18,914
 Loans to government
   entities            41,672       37,631              41,672       37,631
 Loans to Fobaproa or
   IPAB                     -            -                   -            -
Total performing
  loans               194,052      165,123             194,052      165,123
Impaired loans
 Commercial loans       2,381        1,887               2,381        1,887
 Consumer loans         4,294        2,109               4,294        2,109
 Mortgage loans         1,196        1,265               1,196        1,265
 Immediate collection,
   remittances and
   other                    -            -                   -            -
Total impaired
  loans                 7,871        5,261               7,871        5,261
Gross loans and
  advances to
  customers           201,923      170,384             201,923      170,384
 Allowance for loan
   losses             (10,549)      (7,449)            (10,549)      (7,449)
Net loans and
  advances to
  customers           191,374      162,935             191,374      162,935
Other accounts
  receivable           21,172       30,187              21,109       27,461
Foreclosed assets          89           67                  89           67
Property, furniture
  and equipment, net    6,402        6,268               6,390        6,254
Long-term investments
  in equity securities  3,037        2,919                 146          160
Deferred taxes          1,142            -               1,087            -
Goodwill                2,749        2,749                   -            -
Other assets, deferred
  charges and
  intangibles           1,948        1,026               1,914          991

Total assets          362,212      316,969             355,084      307,569

Liabilities
Deposits              263,256      218,644             263,393      220,342
 Demand deposits      124,561      124,322             124,698      126,020
 Time deposits        134,423       89,943             134,423       89,943
 Bonds                  4,272        4,379               4,272        4,379

Bank deposits and other
  liabilities           7,245       10,860               7,245       10,860
 On demand                  -        2,067                 -          2,067
 Short-term             4,591        6,633               4,591        6,633
 Long-term              2,654        2,160               2,654        2,160

Securities and
  derivative
  transactions         16,004        4,529              16,004        4,523
Repurchase agreements      73           21                  73           15
Securities deliverable
  under loan transactions   -        4,508                   -        4,508
Derivative
  transactions         15,931            -              15,931            -

Other accounts
  payable              36,239       45,362              35,142       42,571
Income tax and
  employee profit
  sharing payable       1,610        1,505               1,546        1,452
Sundry creditors and
 other accounts        34,629       43,857              33,596       41,119
 payable

Subordinated debentures
  outstanding           2,211        2,266               2,211        2,266

Deferred taxes             -           394                   -          440

Deferred credits         438           123                 438          123

Total liabilities    325,393       282,178             324,433      281,125

Equity

Paid in capital       21,466        21,466              15,883       13,533
 Capital stock         8,210         8,210               4,272        4,079
 Additional paid in
   capital            13,256        13,256              11,611        9,454

Other reserves        15,351        13,304              14,767       12,892
Capital reserves       1,162           875              10,577        9,496
Retained earnings     11,863        19,114               2,196        4,581
Result from the
  mark-to-market of
  available-for-sale
  securities               -             -                 256           88
Result from translation
  of foreign operations    -             -                   -            -
Cumulative effect of
  restatement              -        (3,989)                  -       (3,594)
Gains on non-monetary
  asset
  valuation              119        (4,107)                  -        1,182
Adjustment in the
  employee pension         -             -                (136)           -
Net income             2,207         1,411               1,874        1,139
Minority interest in
  capital                  2            21                   1           19
Total equity          36,819        34,791              30,651       26,444
Total liabilities
  and equity         362,212       316,969             355,084      307,569


Figures in MXN millions                                   GROUP

                                                 31Mar08           31Mar07

Memorandum accounts

Transactions on behalf of third parties          107,098            93,619

Customer current accounts                             61               (11)
Customer bank                                          2                 -
Settlement of customer securities and
  documents                                           59               (11)
Customer securities                               78,053            67,229
Customer securities in custody                    78,044            67,223
Pledged customers securities and documents             9                 6
Transactions on behalf of customers                2,456             2,382
Customer repurchase transactions                   2,456             2,382
Other transactions on behalf of customers         26,528            24,019
Investment on behalf of customers, net            26,528            24,019
Other memorandum accounts                        599,291           365,426
Investment of the SAR funds                        3,540             3,631
Integrated loan portfolio                        212,720           178,253
Other memorandum accounts                        383,031           183,542

Transactions for the group's own accounts      1,867,574         1,081,708

Accounts for the group's own registry          1,867,602         1,081,639
Guarantees granted                                    35                47
Irrevocable lines of credit granted               10,761             7,819
Goods in trust or mandate                        170,020           114,691
Goods in custody or under administration          57,914            57,607
Amounts committed in transactions with
  Fobaproa                                           141               156
Amounts contracted in derivative operations    1,628,602           897,145
Securities in custody                                  -             4,044
Other contingent obligations                         129               130

Repurchase/resale agreements
Securities receivable under repos                 46,160            46,940
(less) Repurchase agreements                      46,199            46,874
                                                     (39)               66

Reverse repurchase agreements                      3,629             5,461
(less) Securities deliverable under repos          3,618             5,458
                                                      11                 3

Figures in MXN millions                                    BANK

                                                 31Mar08           31Mar07

Guarantees granted                                    35                47
Other contingent obligations                         129               130
Irrevocable lines of credit granted               10,761             7,819
Goods in trust or mandate                        170,020           114,691
Goods in custody or under administration          53,969            57,608
Third party investment banking operations,
   net                                            26,528            24,019
Amounts committed in transactions with
  Fobaproa                                           141               156
Amounts contracted in derivative operations    1,628,602           897,145
Investments of retirement savings system
  funds                                            3,540             3,631
Integrated loan portfolio                        212,720           178,253
Other control accounts                           383,027           179,035
                                               2,489,472         1,462,534

Securities receivable under repos                 43,715            44,558
(less) Repurchase agreements                     (43,743)          (44,491)
                                                     (28)               67

Reverse repurchase agreements                      1,173             3,078
(less) Securities deliverable under repos         (1,173)           (3,076)
                                                       -                 2

Securities deliverable under loan
  transactions                                         -             4,508
(less) Goods deliverable in guarantee for loan
  transactions                                         -                 -

                                                       -             4,508

Consolidated Income Statement

Figures in MXN millions             GROUP                      BANK

                             31Mar08    31Mar07         31Mar08     31 Mar07

Interest income                9,392      7,740           9,389        7,629
Interest expense              (3,141)    (2,499)         (3,143)      (2,453)
Monetary position
 (margin), net                     -       (357)              -         (321)
Net interest income            6,251      4,884           6,246        4,855

Loan impairment charges       (2,798)    (1,443)         (2,798)      (1,443)
Risk-adjusted net interest
  income                       3,453      3,441           3,448        3,412

Fees and commissions
  receivable                   3,218      2,778           3,011        2,564

Fees payable                    (286)      (282)           (280)        (279)

Trading income                   455        334             455          332

Total operating income         6,840      6,271           6,634        6,029

Administrative and personnel
  expenses                    (5,202)    (4,826)         (5,083)      (4,675)

Net operating income           1,638      1,445           1,551        1,354

Other income                   1,673        560           1,694          572
Other expenses                  (235)      (205)           (255)        (205)
Net income before taxes        3,076      1,800           2,990        1,721

Income tax and employee
  profit sharing tax          (1,694)      (597)         (1,650)        (575)
Deferred income tax              531        (17)            521          (10)
Net income before
  subsidiaries                 1,913      1,186           1,861        1,136

Undistributed income from
  subsidiaries                   294        225              13            2
Income from ongoing
  operations                   2,207      1,411           1,874        1,138

Minority interest                  -          -               -            1

Net income                     2,207      1,411           1,874        1,139


Statement of Changes in Shareholders' Equity

GROUP


                       Capital  Capital Retained      Deficit in    Net   Total   Minority
                    contribute reserves earnings  restatement of income  Equity   interest
                                                  stock-holders'
                                                          equity

Figures in MXN
  millions
Balances at 31Dec07    21,466     1,162   18,827         (8,544)  5,615       2    38,528

Movements inherent to
  the shareholders'
  decision
Capitalisation of
  retained earnings         -         -   5,615               -  (5,615)      -         -
Cash dividend               -         -  (4,350)              -       -       -    (4,350)
Constitution
 of reserves                -         -       -               -       -       -         -
Other movements             -         -       -               -       -       -         -
Total                       -         -   1,265               -  (5,615)      -    (4,350)

Movements for the
  recognition of the
  comprehensive income

Net income                  -         -       -               -   2,207       -    2,207
Gains on non-monetary
  asset valuation           -         -  (8,229)          8,663       -       -      434
Minority interest           -         -       -               -       -       -        -
Total                       -         -  (8,229)          8,663   2,207       -    2,641

Balances at 31Mar08    21,466     1,162  11,863             119   2,207       2   36,819



                 Capital  Capital Retained    Result from      Deficit in   Adjustment Net income  Total   Minority
              contribute reserves earnings   valuation of  restatement of       in the            Equity   interest
                                               available-  stock-holders'    employees
                                                 for-sale          equity      pension
                                               securities

Balances at
31Dec07           15,883   14,077        -           (217)         (2,421)        (136)    4,656       1     31,843

Movements inherent
  to the
  shareholders'
  decision
Subscription
  shares              -        -        -              -               -             -         -       -          -
Constitution
  of reserves         -        -        -              -               -             -         -       -          -
Transfer of
  result of Prior
  years               -        -    4,656              -               -             -    (4,656)      -          -
Cash dividend         -   (3,500)       -              -               -             -         -       -     (3,500)
Other movements       -        -        -              -               -             -         -       -          -
Total                 -   (3,500)   4,656              -               -             -    (4,656)      -     (3,500)

Movements for the
  recognition of the
  comprehensive
  income
Net income            -       -         -              -               -             -    1,874        -      1,874
Result from
  valuation of
  available-
  for-sale
  securities          -       -         -            434               -             -        -        -        434
Cumulative effect
  of restatement      -       -    (2,460)            39           2,421             -        -        -          -
Adjustment in
  the employees
  pension             -       -         -              -               -             -        -        -          -
Others                -       -         -              -               -             -        -        -          -
Total                 -       -    (2,460)           473           2,421             -    1,874        -      2,308

Balances at
  31March08      15,883  10,577     2,196            256               -          (136)   1,874        1     30,651

Consolidated Statement of Changes in Financial Position


GROUP

Figures in MXN millions                               31Mar08       31Mar07

Operating activities:
Net income                                             2,207          1,411
Items included in operations not requiring
  (providing) funds:
Result from mark-to-market valuations                   (546)            84
Allowances for loan losses                             2,798          1,443
Depreciation and amortisation                            259            260
Deferred taxes                                          (531)            17
Minority interest                                          -              1
Undistributed income from subsidiaries, net             (294)          (225)
Total operating items not requiring funds              3,893          2,991

Changes in items related to operations:
(Decrease) / Increase in deposits                     (3,701)        (8,735)
(Increase) / Decrease in loan portfolio               (4,690)        (3,601)
(Increase) / Decrease in securities and
  derivative transactions, net                          (253)        (1,982)
(Increase) / Decrease in financial
  instruments                                         12,282          4,479
(Decrease) / Increase in bank deposits and
  other liabilities                                     (363)        (2,595)
Funds provided by operating activities                 7,168         (9,443)

Financing activities:
Subordinated debentures outstanding                        3            (24)
Cash dividend                                         (4,350)             -
(Decrease) / Increase in other payable
  accounts                                             9,920         27,910

Funds used or provided in financing
  activities                                           5,573         27,886

Investing activities:
(Increase) / Decrease in property, furniture
  and equipment, net                                   1,170           (339)
(Increase) / Decrease in deferred charges or
  credits, net                                           348            (97)
(Increase) / Decrease in foreclosed assets                (8)           (13)
(Increase) / Decrease in other receivable
  accounts                                            (9,155)       (19,250)

Funds used in investing activities                    (7,645)       (19,699)
(Decrease) / Increase in cash and
  equivalents                                          5,096         (1,256)
Cash and equivalents at beginning of period           48,865         57,175
Cash and equivalents at end of period                 53,961         55,919

BANK

Operating activities:
Net income                                             1,874          1,139
Items included in operations not requiring
  (providing) funds:
Result from mark-to-market valuations                   (546)            84
Allowances for loan losses                             2,798          1,443
Depreciation and amortisation                            259            259
Deferred taxes                                          (521)            11
Undistributed income from subsidiaries, net              (13)            22
Value loss estimation for foreclosed assets                2              2
Minority interest                                          -             (1)

Total operating items not requiring funds              3,853          2,959


Changes in items related to operations:
Increase in deposits                                  (3,632)        (8,686)
(Increase) / Decrease in loan portfolio               (4,690)        (3,601)
(Increase) / Decrease in securities and
  derivative transactions, net                           120         (1,957)
(Increase) / Decrease in financial
  instruments                                         13,296          4,262
(Decrease) / Increase in bank deposits and
  other liabilities                                     (363)        (2,595)

Funds provided by operating activities                 8,584         (9,618)

Financing activities:
Subordinated debentures outstanding                        3            (24)
Cash Dividend                                         (3,500)             -
(Decrease) / Increase in other payable
  accounts                                             8,978         25,211
Contributions or reimbursements of capital
  contributed                                              -              -
Funds used or provided by financing
  activities                                           5,481         25,187

Investing activities:
(Increase) in property, furniture and
  equipment, net                                        (146)          (172)
(Increase) / Decrease in deferred charges or
  credits, net                                           359            (11)
(Increase) / Decrease in foreclosed assets                (9)           (13)
(Increase) / Decrease in other receivable
  accounts                                            (9,172)       (16,629)
Funds used in investing activities                    (8,968)       (16,825)
(Decrease) / Increase in cash and
  equivalents                                          5,097         (1,256)
Cash and equivalents at beginning of period           48,864         57,174
Cash and equivalents at end of period                 53,961         55,918

Differences between Mexican GAAP and International Financial Reporting Standards
(IFRS)

Grupo Financiero HSBC

HSBC Holdings plc, the parent of Grupo Financiero HSBC S.A. de C.V. reports its results under International Financial Reporting Standards (IFRS). There follows a reconciliation of the results of Grupo Financiero HSBC S.A. de C.V. from Mexican GAAP to IFRS for the first quarter ended 31 March 2008 and an explanation of the key reconciling items.

                                                                 31Mar08

Figures in MXN millions


Grupo Financiero HSBC - Net Income Under Mexican GAAP              2,207

Differences arising on the valuation of pensions and post
  retirement healthcare benefits ^                                    19
Differences arising on acquisition costs relating to long-term
  investment contracts ^                                             (11)
Differences arising from the deferral of fees received and paid
  on the origination of loans                                         20
Differences arising from the recognition and provisioning for
  loan impairments ^                                                (197)
Differences arising from purchase accounting adjustments ^            (6)
Other differences in accounting principles ^                        (214)

HSBC Mexico net income under IFRS                                  1,818
US dollar equivalent (millions)                                      168
Add back tax expense                                                 481

HSBC Mexico profit before tax under IFRS                           2,299

US dollar equivalent (millions)                                      213
Exchange rate used for conversion                                  10.81

^ Net of tax at 28 per cent.

Summary of key differences between Grupo Financiero's results as reported under Mexican GAAP and IFRS

Retirement benefits

Mexican GAAP

Obligations are recognised in the Income Statement of each year based on actuarial computations of the present value of those obligations using the projected unit credit method and real interest rates.

Unrecognised past service costs are amortised on an estimated service life of the employees.

IFRS

Obligations are recognised in the Income Statement of each year based on actuarial computations of the present value of those obligations using the projected unit credit method.

Actuarial gains and losses are recognised in stockholders equity as they arise.

Unrecognised past service cost are recognised in the Income Statement as they arise.

Acquisition costs of long-term investment contracts

Mexican GAAP
All costs related to the acquisition of long-term investment contracts are expensed as they are incurred.

IFRS
Incremental costs relating to the acquisition of long-term investment contracts are deferred and amortised over the expected life of the contract.

Fees paid and received on origination of loans

Mexican GAAP
All fees received on loan origination are deferred and amortised over the life of the loan. However, this policy was introduced 1 January 2007, all fees having previously been recognised up front.

IFRS
Fees and expenses received or paid on origination of a loan that are directly attributable to the origination of that loan are accounted for under the effective interest rate method over the expected life of the loan. This policy has been in effect since 1 January 2005.

Loan impairment charges

Mexican GAAP
Loan impairment charges are calculated following the rules issued by the Mexican Ministry of Finance and the National Banking and Securities Commission. Such rules establish authorised methodologies for determining the amount of provision for each type of loan.

IFRS
Loan loss provisions for collectively assessed loans are determined based on a roll-rate methodology reflecting history of losses for each category of loan, past due payments and collateral values. For individually assessed loans, loan loss provisions are calculated based on the discounted cash flow value of the collateral.

Purchase accounting adjustments

These arise from valuations made by HSBC on acquiring Grupo Financiero Bital in November 2002 on various assets and liabilities that differed from the valuation in the local Mexican GAAP books.

^ For comparative purposes, the monetary position result has been excluded from 2007 figures.

^For comparative purposes the monetary position result has been excluded from 2007 figures.

 (1) Source: HSBC analysis, based on Mexican Banks Association (ABM) figures as of February 2008 for the six largest banks.

(2) Source: HSBC Analysis, based on Mexican Banking and Securities Commission Statistical Bulletin, figures at December 2007.







                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  28 April, 2008